

S

17018282

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 N.

(No. and Street)

Palm Harbor	FL	34684
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J Nobile (727)-942-5210Deb

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Exempt

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 4 2017
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Debra J. Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DONNA A. LINDNER
Commission # GG 051286
Expires February 19, 2021
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

R. L. AKIN



Golf Host Securities, Inc.
Statement of Cash flows

		Twelve months ended December 31,	
		2016	2015
Cash flows from operating activities:			
Net income/(loss)	$	(14,621)	97,389
Adjustments to reconcile net income to net cash by operating activities:			
Depreciation		840	690
Deposits and other assets		(2,710)	-
Other changes in operating assets and		26,690	(10,402)
Total changes in working capital		(43,181)	108,481
Net cash used in operating activities			
Cash flows from investing activities:			
Purchases of property and equipment		(706)	-
Net cash used in investing activities		(706)	-
Cash flows from financing activities:			
Member distributions		-	-
Net cash used in financing activities		-	-
Net change in cash		(43,887)	108,481
Cash, beginning of period		193,488	85,007
Cash, end of period	$	149,601	193,488

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2016

Current Month				Description	Year-To-Date			
Actual	%	Last Yr	%		Actual	%	Last Yr	%
				Revenue				
$46,915	0.0%	$37,280	0.0%	Commissions Other	$315,780	0.0%	$445,066	0.0%
46,915	0.0%	37,280	0.0%	Total Income	315,780	0.0%	445,066	0.0%
				Payroll & Related Expenses				
12,080	0.0%	12,457	0.0%	Salaries and Wages	154,652	0.0%	147,188	0.0%
7,820	0.0%	7,323	0.0%	Incentive	52,619	0.0%	62,906	0.0%
5,753	0.0%	4,091	0.0%	Payroll Taxes & Emp Benefits	60,239	0.0%	75,432	0.0%
25,653	0.0%	23,871	0.0%	Total Payroll & Related Expenses	267,510	0.0%	285,526	0.0%
				Expenses				
0	0.0%	5	0.0%	Advertising - Direct mail	320	0.0%	464	0.0%
50	0.0%	5	0.0%	Advertising - Newspapers	1,066	0.0%	983	0.0%
0	0.0%	(1,300)	0.0%	Audit & Tax	0	0.0%	0	0.0%
76	0.0%	0	0.0%	Bank Charges	76	0.0%	0	0.0%
0	0.0%	0	0.0%	Conferences & Seminars	0	0.0%	20	0.0%
0	0.0%	0	0.0%	Brochures & Collateral	0	0.0%	26	0.0%
485	0.0%	470	0.0%	Dues & Subscriptions	6,319	0.0%	5,582	0.0%
122	0.0%	125	0.0%	Licenses & Permits	1,729	0.0%	2,746	0.0%
643	0.0%	28	0.0%	Miscellaneous	1,948	0.0%	894	0.0%
32	0.0%	209	0.0%	Office Supplies	2,334	0.0%	1,855	0.0%
(266)	0.0%	(176)	0.0%	Postage & Courier	1,537	0.0%	2,184	0.0%
88	0.0%	256	0.0%	Printing & Stationery	1,814	0.0%	1,909	0.0%
75	0.0%	75	0.0%	Professional Fees	2,311	0.0%	1,036	0.0%
67	0.0%	210	0.0%	Public Relations	3,156	0.0%	3,928	0.0%
168	0.0%	218	0.0%	Telephone	1,827	0.0%	2,308	0.0%
0	0.0%	0	0.0%	Training & Education	223	0.0%	0	0.0%
0	0.0%	0	0.0%	Travel - Meals & Entertainment	123	0.0%	250	0.0%
59	0.0%	866	0.0%	Travel Expense	693	0.0%	1,316	0.0%
1,599	0.0%	991	0.0%	Total Expenses	25,476	0.0%	25,501	0.0%
				Fixed Expenses				
2,583	0.0%	2,583	0.0%	Rent	31,000	0.0%	31,000	0.0%
548	0.0%	405	0.0%	Insurance - Liability	5,576	0.0%	4,958	0.0%
840	0.0%	690	0.0%	Depreciation	840	0.0%	690	0.0%
3,971	0.0%	3,678	0.0%	Total Fixed Expenses	37,416	0.0%	97,391	0.0%
15,692	0.0%	8,740	0.0%	Income before Interest & Taxes	(14,622)	0.0%	97,391	0.0%
				Interest Capital & Other				
0	0.0%	(9,708)	0.0%	Interest Exp & Penalities	0	0.0%	0	0.0%
0	0.0%	(9,708)	0.0%	Total Interest Capital & Other	0	0.0%	0	0.0%
15,692	0.0%	18,448	0.0%	Net profit	(14,622)	0.0%	97,428	0.0%

Golf Host Securities
Balance Sheet
December 31, 2016

	12/31/16	12/31/15
Assets		
Cash Account	$149,601	$193,488
Accounts Receivable	0	0
Inventory	414	467
Prepaid Expenses	6,539	5,005
InterCompany	27,626	9,867
Deposits	0	0
Property Plant & Equipment	470	604
Deferred Expenses	2,710	0
Total Assets	187,360	209,431
Liabilities		
Accounts Payable	0	522
Accrued Liabilities	6,894	13,822
Other Current Liabilities	0	0
Notes Payable - Short term	0	0
Notes Payable - Long Term	0	0
Total Liabilities	6,894	14,344
Owner's Equity		
Owner's Contributions	60,437	60,437
Owner's Withdrawals		
Retained Earnings	134,650	37,258
Retained Earnings Current Year	(14,621)	97,392
Total Owner's Equity	180,466	195,087
Total Liabilities and Owner's Equity	187,360	209,431